EX-99.B(h)ltdbd07

INVESTMENT MANAGEMENT FEE CAP AGREEMENT

INVESTMENT MANAGEMENT FEE CAP AGREEMENT, effective as of October 1, 2007, by and between Ivy Investment Management Company ("IICO") and Ivy Funds, Inc., on behalf of its series designated Ivy Limited-Term Bond Fund (the "Fund").

         WHEREAS, Ivy Funds, Inc., a Maryland corporation, is registered under the Investment Company Act of 1940, as amended (the "1940 Act"), as an open-ended management investment company of the series type, and the Fund is a series of Ivy Funds, Inc.; and

         WHEREAS, Ivy Funds, Inc., and IICO are parties to an Investment Management Agreement effective November 16, 2005 ("Management Agreement"), on behalf of each series, including the Fund, pursuant to which IICO provides business management and/or investment advisory services to the Fund for compensation based on the value of the average net assets of the Fund ("management fee"); and

         WHEREAS, Ivy Funds, Inc. and IICO have determined that it is appropriate and in the best interests of the Fund and its shareholders to maintain the expenses of the Fund at a level below the level to which the Fund may normally be subject;

NOW THEREFORE, the parties hereto agree as follows:

1.	Cap Amounts.

	For the period from October 1, 2007 through September 30, 2008, IICO agrees to reduce the management fees paid by the Fund to:

		Up to $500 Million	.350%
		Over $500 Million up to $1 Billion	.300%
		Over $1 Billion up to $1.5 Billion	.250%
		Over $1.5 Billion	.200%

	For the period from October 1, 2008 to July 31, 2009, IICO agrees to reduce the management fees paid by the Fund at 0.35% of net assets for any day that the Fund's net assets are below $500,000,000.

2.	Termination and Effectiveness of Agreement.

	2.1	Termination. This Agreement shall terminate with respect to the Fund upon termination of the Fund's Investment Management Agreement, or on July 31, 2009, whichever comes first.

	2.2	Effectiveness. This Agreement shall be effective October 1, 2007.

3.	Miscellaneous.

	3.1	Captions. The captions of this Agreement are included for convenience of reference only and in no other way define or delineate any of the provisions hereof.

	3.2	Interpretation. Nothing contained herein shall be deemed to require Ivy Funds, Inc. or the Fund to take any action contrary to the Ivy Funds, Inc. Articles of Incorporation or Bylaws, or any applicable statutory or regulatory requirement to which it is subject or by which it is bound, or to relieve or deprive the Board of Directors of Ivy Funds, Inc. of its responsibility for and control of the conduct of the affairs of Ivy Funds, Inc. or the Fund.

	3.3	Definitions. Any question of interpretation of any term or provision of this Agreement, including, but not limited to, the business management and investment advisory fees, the computations of net asset values, and the allocation of expenses, having a counterpart in or otherwise derived from the terms and provisions of the Investment Management Agreement or the 1940 Act, shall have the same meaning as and be resolved by reference to the Investment Management Agreement or the 1940 Act.

         IN WITNESS WHEREOF, the parties have caused this Agreement to be signed by their respective officers thereunto duly authorized and their respective corporate seals to be hereunto affixed, as of October 1, 2007.

IVY FUNDS, INC., on behalf of its series,
IVY LIMITED-TERM BOND FUND

By: /s/Mara Herrington
Mara Herrington, Vice President

IVY INVESTMENT MANAGEMENT COMPANY

By: /s/Henry J. Herrmann
Henry J. Herrmann, President